EXHIBIT 12.2

PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Six Months Ended
	June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Earnings from operations	$124,117	$118,378	$205,241	$277,941	$133,043	$241,807	$166,627
Add:
Interest Expense	77,314	76,787	155,475	152,958	163,629	172,191	170,746

Earnings, as Adjusted	$201,431	$195,165	$360,716	$430,899	$296,672	$413,998	$337,373

Combined Fixed Charges and Preferred Share Dividends:
Interest Expense	$77,314	$76,787	$155,475	$152,958	$163,629	$172,191	$170,746
Capitalized Interest	16,686	19,635	36,425	30,534	24,276	18,549	15,980

Total Fixed Charges	94,000	96,422	191,900	183,492	187,905	190,740	186,726
Preferred Share Dividends	13,038	16,358	30,485	32,715	37,309	56,763	56,835

Combined Fixed Charges and Preferred Share Dividends	$107,038	$112,780	$222,385	$216,207	$225,214	$247,503	$243,561

Ratio of Earnings, as Adjusted to Combined Fixed Charges and Preferred Share Dividends	1.9	1.7	1.6	2.0	1.3	1.7	1.4